Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco Limited
Second Quarter 2006 Results Conference Call
8:30 a.m., July 19, 2006
(Thomson Event Transcript)
Operator:
Sandra Scott:
(CALL IN PROGRESS) — in this presentation with the SEC and on SEDAR in Canada. And today’s press release and other filings with the SEC and on a SEDAR contains additional information on material facts, risks and assumptions that could cause results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections. Now I will turn the call over to Scott Hand.
Scott Hand:
Thanks, Sandra. Today we will address Inco’s great prospects and we will also talk about our great offer for Falconbridge. The powerful combination of a very strong nickel market, low cost Voisey’s Bay feed milling moving fully through our operations in the second half and expected record nickel production should propel us to a very strong finish for the year 2006. Peter Goudie will explain why we believe the nickel market is staying as hot and you may know China announced their industrial production figure just this week and is at 19.5%, up 2 percentage points from where it was before. With that in mind, I will highlight five key areas. The first is Q2 results. Adjusted net earnings were $400 million, or $1.79 per share on a diluted basis, and that is 7% above the First Call consensus of $1.68 a share, double our Q1 earnings of $0.90 a share and 66% higher than Q2 2005 earnings of $1.08 per share. We have posted our highest ever quarterly net earnings. In addition, we achieved another quarter of consistent and reliable production. We met or exceeded our June Q2 guidance for nickel and PGM production as well as for the price premium for our nickel products. Unit cash cost after byproduct credits were slightly above our June 2006 guidance of $1.00 to $1.95 a pound. That was largely due to higher costs for purchase nickel intermediates, which are related at the LME price and a strong Canadian dollar. However, cash — unit cash costs were 20% below first quarter costs and 26% lower than the same quarter last year. We believe that Inco is the only publicly traded mining company whose costs will fall this year, an absolute term despite challenging oil prices and currency levels. And given our first-half results for 2006, we expect to meet or beat our June nickel, copper, and PGM production unit cash cost and premium guidance. Voisey’s Bay will be fully ramped up, meaning higher second-half output and cash flow and lower second half costs. With high nickel and copper prices in the mix, we will produce a very strong finish for the year 2006. Second, I will turn to our Goro project in New Caledonia. In early April, as many of you are aware, there were extensive vandalism and blockades of access roads in Goro. The construction site was shut down for three weeks, and we began a gradual restart of the project in late April. Construction activity is now generally back to normal, with about 2200 people working on the site daily. The cost and schedule impacts of recent events are still being assessed. We are also looking at other costs and scheduling pressures that Goro has faced, such as price hikes for fuel, construction materials, and additional items that are affecting resource projects worldwide. Minor scope changes identified during the engineering and procurement which will improve the project’s performance and reliability and, finally, regulatory compliance costs. With the April disruptions and also about five month delay in getting key work underway at the site last year when we began major construction, we had to resolve certain building and permit-related issues prior to beginning major construction and, as a result of those, we see startup of the Goro project delayed into the year 2008. Our CapEx estimate for the mine process line and infrastructure was at the upper end of the $1,878,000,000 plus 15% cost range or about $2,150,000,000. We are now reviewing this number in the light of the longer schedule and the other factors that I have outlined, and we should be ready in September or October to announce a revised capital cost estimate and an updated schedule. By then, engineering will be largely completed, all major construction contracts will be awarded. Construction performance data will be available, and a full analysis of costs related to the April disruptions will be done, and we will be completing work on a submission for a new operating permit. In taking al l these factors into account, we believe that the CapEx for the project will exceed our previous forecast of $2.15 billion. However, as we look at the potential range of capital cost and scenarios and consider Inco’s medium and long-term commodity price assumptions, we continue to anticipate that Goro will provide an acceptable return. The biggest challenge in our industry today is developing new capacity to meet the continuing, growing world demand for nickel. With Voisey’s Bay now fully onstream, the only significant new capacity scheduled to come onstream over the next few years are the BHP Ravens project in Western Australia, the new nickel project being developed by CVRD in Brazil, and Goro in New Caledonia. A lot of projects are being talked about and a number of feasibility studies have been done or underway, but the problem is that when the capital costs are seen, potential projects see capital costs sticker shock, and we believe that for potential new nickel projects not now being built, you need a minimum long-term nickel price of $4.50 a pound and more likely moving to $5.00 a pound to get a cost of capital rate of return. And viewed in this context, our project at Goro is one of the few nickel projects around the world that yields an attractive return at our long-term nickel prices. We continue to make progress on the community front in New Caledonia. The South Province, a number of Melanesian leaders and other important New Caledonia stakeholders are participating with us in a roundtable to deal with their project-related concerns. We are in direct communication with the people and leaders in the communities around our project, and we’re putting together an advisory board to help us guide — to help guide us in our dealings with the communities. We are hopeful that we can better engage our neighbors to ensure a project that will address any apprehension regarding environmental matters and provide long-term benefits to the people of New Caledonia, and we are committed to this outcome. The Goro project has had its challenges like many resource projects around the world. Goro is a great and long-term ore body that will deliver low-cost nickel for years to come and secure our position in the fast-growing markets of Asia. It will be a great and valuable asset to Inco for a long, long time to come. Turning to our existing operations, my third area of focus, we’ve reached a collective agreement at the end of May 2006 covering about 3100 unionized workers in the Sudbury area in Port Colborne. The agreement is fair to employees while insuring that our business can be efficient and competitive in world markets, and we’re now negotiating the first collective agreement with United Steelworkers, covering our employees at Voisey’s Bay and Labrador. Our financial position remains very good, and we are generating strong cash flows. Bob Davies, our CFO, will speak about this. And the first and last area that I will highlight is our offer for Falconbridge. This week Inco and Phelps Dodge made a very competitive and superior offer to Falconbridge shareholders. C$18.50 in cash, plus 0.55676 shares of Inco for each share of Falconbridge. We are ready, we are able, and we are willing to complete this offer by July 27th, which is a pivotal date and we have reduced the minimum tender condition from 66.2/3 to 50.01%. I am very encouraged by the support that Phelps Dodge has shown by increasing its offer for Inco to C$20.25 in cash, plus 0.672 shares of Phelps Dodge for each Inco share and demonstrating its firm commitment to our joint vision of the future. Under our enhanced friendly three-way agreement, the implied look through value of Inco’s offer, plus the $0.75 special dividend from Falconbridge is C$63.37, based on the July 18th closing for Phelps Dodge. I see that Xstrata today has announced an increase in their bid to $63.25 a share. That includes, I believe, the special dividend with an August 14th take-up date, after they finally received investment candidat e approval and another shareholder approval by the Xstrata shareholders. One point to note, remember that the Falconbridge shareholder rights plan falls away on the 28th of July. Quite clearly Xstrata, with their increase in their bid, seized a great future for metals prices and the metals markets, just as we have with our increased bid. Our bid remains very competitive and shareholders of Falconbridge have to make a choice. They can take the cash and leave the future benefits of participating in the great future of Phelps Dodge Inco and go to Xstrata; or they can join with us in creating the new Phelps Dodge Inco, which will be the world’s leader in nickel and the largest publicly traded copper company in the world and participating in all the synergies and benefits in Sudbury and elsewhere in Canada and in South America, which the three companies will realize. And they will get $18.50 cash and $0.75 in the offer for Falconbridge and, overall, with the new Phelps Dodge Inco, over $30 in cash, a great deal, I think. So we are here now. We have all the approvals. We can take up the Falconbridge shares on July 27th, and after July 27th Falconbridge shareholders will put in their faith into the hands of Xstrata. So it’s up to the Falconbridge shareholders. Don’t wait. Join with us. You will receive upfront cash and a growing investment in one of the best mining and metal companies in the world, Phelps Dodge Inco. I urge you to join with us. Come on the bandwagon and join the great Phelps Dodge Inco. With that, I will turn the session over to Bob Davies.
Bob Davies:
Thank you, Scott. Our adjusted net earnings for the quarter were $400 million, or $1.79 per share diluted, and that compares to $241 million, or $1.08 per share diluted for the second quarter of 2005. The key differences year-over-year were higher deliveries for nickel and copper and higher average realized selling prices for nickel, copper, and PGMs, which was partially offset by stronger Canadian dollar and increased energy prices, which negatively affected our costs. On our June 22nd call, we told you about the potential shipment late in the second quarter of copper concentrated from Voisey’s Bay. Our second quarter result does not include the sale of about 33,000 wet metric tons of Voisey’s Bay copper concentrate, accumulated during the winter that was scheduled to be shipped at the end of June, but was not moved until early July. And that was due to the late arrival of the vessel at Edwards Cove. If these plan sales were reflected in our results for the second quarter of 2006, net earnings would have arisen by $0.08 per share diluted and the nickel unit cash cost of sales after byproduct credits would have fallen by about $0.29 a share. Along with the July shipment, we have scheduled a similar size shipment for September. All told in the third quarter, we expect to record sales of 50 million pounds of copper, representing about eight months of Voisey’s Bay copper production. GAAP net earnings for the quarter were $472 million. The reconciling items to Canadian GAAP earnings were $0.62 for net income tax benefits, and that is related primarily to changes in tax rates as a result of Canadian and Manitoba budgets, and a $0.20 a share for unrealized gains on the currency derivative contracts partly offset by $0.33 of currency translation adjustments, as well as smaller amounts for Goro disruption and our takeover-related costs. Inco-source and tolled nickel deliveries were up 14% to 140 million pounds due to strong demand and higher production levels. The Inco premium was $0.08 a pound, the same as in the second quarter of ’05. The 2006 second quarter LME cash nickel price averaged $9.09 a pound, up 22% from the $7.44 during the second quarter of 2005. A reminder, our results are strongly leveraged to key commodity prices and currencies. The LME cash copper price averaged $3.29 a pound during the quarter, up from $1.54 a pound in the second quarter of 2005. Our selling price was $3.26 a pound since the sale of 17.2 million pounds of copper covered by derivatives fixed the maximum price realization to us at $1.54. Partially offsetting those hedging losses were favorable price adjustments related to prior month sales. A reminder, we have no copper hedges in place for the second half of the 2006, so the elimination of this hedge book is expected to reduce our cash cost of sales in the second half. On the screen, you can see the balance of our commodity hedges for 2006. Our adjusted second quarter effective tax rate was about 37%, in line with our guidance. We are comfortable with the First Call consensus of 16 analysts for the full-year 2006 adjusted net earnings which is a mean of $5.34 a share. That is based on a nickel price of $7.62 and copper price of $2.58 for the year. Those prices are well below the year-to-date average and well below, of course, well below current prices. The year-to-date average nickel price is about $8.12 a pound, and nickel was trading yesterday at about $12.70 a pound. In the year-to-date average copper price is $2.79 a pound, and copper was trading yesterday at about $3.65 a pound. At the year-to-date average nickel and copper prices and using our first-half results and guidance on production, costs and premiums for the balance of the year our 2006 EPS would be over $6.05 a share. In the 2006 second quarter, we generated $582 million of cash from operations before a working capital increased $265 million. Our cash position was $690 million dollars at June 30th. Our debt-to-capitalization ratio was 25% at the end of the quarter, compared with 28% at the end of ’05, giving us the financial strength needed to continue to grow the business. At the First Call consensus 2006 mean LME cash nickel price of $6.72 a pound, and cash copper price of $2.58 dollars a pound, we should generate about $1.8 billion of cash flow from operations this year. That is before changes in working capital and CapEx. We have 225 million diluted shares. At the year-to-date nickel price of $8.12 a pound and $2.79 a pound for copper, we should generate about $1.955 billion of cash. On a full year basis, every $0.10 per year increase in the nickel price, holding all other factors constant, raises the 2006 cash flow from operations by $27 million, and every $0.10 per year increase in the copper price raises cash flow by a further $12 million. Capital expenditures for the second quarter were $343 million, about $64 million more than in 2005. Increases reflected higher spending on Goro and partly offset by lower costs for Voisey’s Bay. The total CapEx should be $1.82 billion this year, and that is before partner and government funding. Sustaining CapEx will be about $315 million of that total. Depreciation and amortization should be $455 million this year and about $510 million in 2007. Net CapEx funding needs will be about $1.5 billion after the Girardin Act tax investor financing for Goro; contributions from our Goro partners and the government support for Voisey’s Bay. CapEx funding requirements should decrease in future years. Now Mark Cutifani will review Inco’s operations.
Mark Cutifani:
Thanks, Bob. During the second quarter, our operating performance was solid. We look for further improvement looking forward. Our Q2 nickel unit cash cost of sales after byproduct credits was $2.08 a pound. That was $0.73 below the 2005 Q2 to the higher byproduct prices and increased nickel production, partly offset by higher cost for energy, supplies, and services, and a stronger Canadian dollar. Nickel unit cash cost of sales for processing our own mind production was a very pleasing $1.55 a pound. In the second half of 2006, with the Voisey’s Bay’s pipeline call, our overall unit — nickel unit cash cost of sales after byproduct credits should be $1.50 to $1.55 a pound, using a price of $3.00 a pound for copper. Our second half 2006 cash costs are very levered to copper prices. For every $0.10 a pound increase in the price of copper, our second half unit cash cost should drop by around $0.07 a pound, or $0.07 a pound. For the full year at consensus commodity price assumptions, we expect nickel unit cash cost of sales after byproduct credits to average $2.00 to $2.05 per pound, and for processing our own mind output about $1.70 to $1.75 a pound. The increase above this quarter reflects a lower byproduct credit and lower production from Ontario following the July planned maintenance work. In a period when everyone in the mining industry is facing increased costs for energy, supplies and other imports, Inco’s cost are going down. We are delivering on our strategy to bring our new low-cost capacity to improve our business and to improve our operating position. During Q2 2006, we have produced 140 million pounds of nickel, including 6 million pounds of tolled material. This represents an increase of 26% on Q2 2005, due to increased production of Sudbury and increased finished nickel from PTI Inco source production, in addition to the tolled production from our mines. Ontario’s nickel output was 64 million pounds, 20 million pounds above last year’s Q2, which was negatively affected by a major maintenance shutdown. As well as our high-grade Voisey’s Bay source material, we had very good performance from our nickel refineries in Sudbury and Clydach. Currently, a three-week planned maintenance shutdown is underway in Ontario, and work is progressing to schedule. In Sudbury, nickel copper separation should capture 30% of copper input as of Q4, rising nickel capacity through the Sudbury smelter. In addition, our converter upgrade will cut sulfur omissions and help us and help us raise processing rights by a further 2%. The converter, our new oxygen plant, and the fluid bed roster installation will improve the reliability of our operations which has been another key claim to our business improvement program. Ontario’s output for the full year is expected to be 258 million pounds, including input from Voisey’s Bay and external feeds. Sudbury’s finished nickel output is on course to be its highest in 25 years, and with substantially lower workforce numbers will represent another productivity milestone for the operation. We have produced 39 million pounds of finished nickel from PT Inco matte in the quarter. This is above Q2 ’05 due to a scheduled maintenance shutdown at our Japanese refinery last year. During the quarter we experienced a fire in the transformer for one of our four furnaces. While the incident is covered by insurance, it is not expected that lost production can be soon recovered in the second half of the year. As a consequence, PT Inco has reduced its 2006 production forecast from 167 million pounds to 158 to 159 million pounds of nickel-in-matte. We continue to work with the Indonesian government to complete the amendments to the forestry permit received during the last quarter of 2005. Once we get the amended permit, we expect to begin major construction of the third hydroelectric power facility at Karebbe, which would allow us to rate raise PT Inco’s nameplate capacity to 200 million pounds by 2009. Manitoba’s 31 million pounds of production for the second quarter was in line with Q2 ’05. For the first time we will operate for an entire year without shutting down our processing facilities during the third quarter. We are now substantially operating with a single furnace. While we are coping the second furnace online for consistency, we are also reviewing additional feed options. We are still on track to deliver a record 120 million pounds in 2006 which includes material from Voisey’s Bay and external sources. During the quarter we have produced 30 million pounds of nickel in concentrate at Voisey’s Bay. The Voisey’s Bay’s mill commission was a very successful and we ran up to 80% capacity in less than three months. We currently expect output of about 120 million pounds of low-cost high-grade nickel in concentrate. During 2006 we will process about 83 million pounds of that production into finished nickel between Sudbury and our Thompson operations. Voisey’s Bay’s contribution will improve second-half output and cash flow. For the consolidated operations we currently expect to produce 300 million pounds of nickel in the second half, compared with 275 million pounds in the first half of 2006. We also expect to produce 185 million pounds, or 54% of our copper output, in the second half and with mining sequencing 57% of our PGM output should also be produced in this period. For Inco as a whole, we expect 2 - 3 production of 135 to 140 million pounds of nickel, including 10 to 15 million pounds of total material. Our 2006 production forecast remains at 575 million pounds of nickel, 38 million — including 38 million pounds of total material. We made 70 million pounds of copper in Q2, below our February guidance, due to operational issues with the old oxygen plants and the acid plant in Sudbury. We have successfully commissioned the new oxygen plant and the acid plant issues have been addressed in the current shutdown in Sudbury. We also saw lower reported copper concentrate output at Voisey’s Bay. We should produce 76 million pounds of copper in Q3, including 17 million pounds of copper from Voisey’s Bay’s concentrate. Our 2006 target is 340 million pounds, with a 65 million pound contribution from Voisey’s Bay. PGM output was in Q2 was 84,000 ounces, in line with our guidance, but below the 155,000 ounces produced in Q2 ’05. We should produce around 80,000 ounces of PGM in Q3. We forecast full-year PGM production still at 400,000 ounces, again as a consequence of changed sequencing. I’ll now hand across to Peter Goudie who’s going to update you on the nickel market.

Peter Goudie:
Thanks, Mark. I will keep my comments fairly short this morning because our view of the nickel market has not really changed since our conference call on June 22nd. The nickel market has tightened even further just in the last few weeks as can be clearly seen from the significant drawdown of LME stocks, down almost 3000 tons just last week. The LME stocks this morning, less the cancelled warrants, are running 2676 tons which represents about 17 hours of a world consumption. And it is this supply and inventory situation that I will focus my short presentation on today because it is the key to understanding this market. Since I spoke to you on June 22nd, nickel stocks have decreased as of yesterday by 45%, and nickel prices have increased by 35%. On July 18th the LME nickel cash price was 28,100 per ton. The July market to date price is $26,553 per ton, compared to the Q2 average LME of $20,036. It is not only the inventories on the LME that are decreasing quickly. We observed a shortage throughout the supply chain. Consumers do not want to hold nickel inventories at these high prices and this level of price volatility. We know other producers must be short of product from the inquiries we are getting from their customers. The world production of nickel continues to fall short of expectations. The shortage of available material has caused the backwardation to widen. On July 18th, the three months to cash backwardation was $2600 per ton. This high backwardation and the normal annual resumption of nickel shipments from the Russian port of Dudinka may well result in some new nickel coming onto the LME inventories in the coming weeks. But do not confuse this with a weakening in the market. It is not. It will be a temporary situation. As we have said consistently, this nickel market is fundamentally very strong. On June 22nd we covered our top 10 reasons why the second half of 2006 would be strong and not the repeat of the weakness seen in 2005. Not only do we continue to believe in these ten reasons, in some areas there is the further data to strengthen our view. Nickel inventories are even lower, as already mentioned. Inco’s inventory is 3840 tons below our ten-year average for end of the second quarter. We are unable to accept all orders for nickel from our customers. Stainless-steel stocks continue to be lower. The U.S. stainless service center shipments surged to a record level in May of 204,000 tons from 170,000 tons in April. May inventories represented only 3.26 months shipments, down from 4.95 months shipment in May last year, and the lowest ratio since 1998. Stainless-steel inventories remain low in Japan, based on the latest data for April of 1.0 months of sales. The story is similar in other places. There has been a sharp recovery in stainless production from Q4 2005, with output rising in four areas. We have increased again our stainless-steel production growth forecast to 10.1% in 2006. The Chinese mill output continues to increase with many outputs up 36% year-over-year and year-to-date up 28%. Our deficit forecast for 2006 is still 30,000 tons. The deficit cannot get much bigger. As effectively all of available nickel will be utilized. Prices will have to stay high to keep demand in line with available supply. After 2006, there will be lower nickel inventories and a supply growth will be limited. Therefore, demand growth will be restricted by supply. 2006 is the tightest nickel market we have ever seen. It is the result of the lack of new major nickel projects for a number of years. We are expecting exciting growth in nickel demand especially in China with India to follow, at above-trend industrial production growth forecast, but there is not enough new supply starting up. Demand is expected to continue to outstrip supply, resulting in tight nickel markets over the next several years. The final two quarters of 2006 will be the most interesting quarte rs that the nickel market has ever seen. Consumers continue to ask for nickel that the industry has difficulty supplying. Demand remains strong and incremental supply is not going to materialize. With that, I will hand it back to Scott Hand.
Scott Hand:
Would do you say in Australia? Thanks, mate?
Peter Goudie:
Thanks, mate; that’s pretty good.
Scott Hand:
I will summarize a few highlights. We delivered great earnings this quarter, and with a strong nickel market and Voisey’s Bay feed fully in the system, the second half of 2006 looks very good, indeed. We’ve met or exceeded our targets for nickel and PGM production and price premiums, and our operations had an excellent quarter, and we are striving to produce every pound of nickel that we can to meet that great demand out there. Construction activity is back to normal at Goro. Later this quarter or early next quarter, we expect to announce an updated CapEx figure and a revised schedule. Voisey’s Bay, Goro and PT Inco expansion will significantly raise our low-cost production and increase Inco’s earnings and cash flow. And you just heard from Peter Goudie the fundamentals for the nickel market continue to be very strong. I would say [stainless hot]. Our financial position is robust, and our cash generation this year is very impressive. Finally, we are looking at a great future based on our three-way combination with Phelps Dodge and Falconbridge. Phelps Dodge will be — Phelps Dodge Inco will be the world leader in nickel and the largest publicly traded copper company in the world with all of the resources necessary to grow and deliver excellent value to our shareholders. So I urge Falconbridge shareholders to join with us by July 27. You get $18.50 in cash now and a $0.75 special Falconbridge dividend now, and over $30 cash overall. And as you heard from Peter Goudie talk about the nickel market, and he has been consistently right in saying where nickel will go, and that is up. So the opportunity by joining with us to be part of one of the greatest mining and metals companies in the world in very strong nickel and copper markets — that is Phelps Dodge Inco — join with us. Thanks, and we will take your questions.
Operator:
(OPERATOR INSTRUCTIONS). Onno Rutten, Scotia Capital.
Onno Rutten:
Mark, a question with regards to the production guidance. The production guidance for Inco as a whole was increased by 10 million pounds several weeks ago, despite the fire at PT Inco. Would you highlight where the relative production increases are being seen?
Mark Cutifani:
Yes, Onno, two areas. Firstly, our mines are continuing to do very well, and so we will be doing a little better out of Sudbury. And also we will do a little bit better on the toll production as a consequence of going so well in our Ontario operations. And we are forecasting a very strong second half, and in fact with our mines during the shutdown at the moment, three of the mines have come up three days early and are already producing. So we have got a very good start.
Onno Rutten:
Okay, very good. Then one question with regards to lowering the minimum tender condition earlier this week. What or how would you envisage the servicing of the debt requirements which in your latest disclosure were estimated at $2.1 billion a year; if you would get more than 50% but less than two-thirds of the Falconbridge shared standard?
Scott Hand:
It’s Scott. We lowered the minimum tender to enhance the chances of having people join us and go forward. We think that if we get something higher than 50% and lower than 66 2/3, we will be over it pretty quickly, but we have looked at the financial impact and we can handle it. Maybe Bob Davies wants to talk about that.
Bob Davies:
Sure. We looked very hard at our capacity to live in the box where we owned less than 66 2/3 of Falconbridge, and we ran that at some pretty extreme stress cases and we are comfortable that we can deal in that situation.
Onno Rutten:
Very well. Thank you.
Operator:
Tony Rizzuto, Bear Stearns.
Tony Rizzuto:
Thank you very much. Congratulations on the strong result. In light of the new development on the M&A front this morning, if the three-way merger with Falconbridge does not come about, could you address the synergies that might be attainable in a merger with Phelps Dodge?

Scott Hand:
Well, Tony, I think you asked that question of Steve Whisler earlier this week. I believe the number in the proxy statement draft file with the SEC is around 200 to $250 million. Clearly, we if we get to that — and I don’t expect that we will because we’re going to put together the Phelps Dodge Inco three-way — but clearly we would be looking at ways to enhance that number going forward. But at this point, I believe the number is and we will look at it going forward if we ever get there — and I don’t expect that we will — we will look at that number.
Tony Rizzuto:
Do you guys have a production forecast right now for ’07 on the nickel side?
Scott Hand:
No, we don’t. All I can say is I think it will be higher.
Tony Rizzuto:
Thanks, Scott.
Operator:
John Tumazos, Prudential.
John Tumazos:
A number of questions. First, in terms of the 100 million pound 2009 increase in the combined nickel and combined copper outputs of Inco and Falconbridge at Sudbury, for how many years is that sustainable?
Scott Hand:
John, it builds up. I think it starts out at lower numbers and it builds up to around those 100 million pound copper nickel figures, and also 110,000 ounces of PGMs around 2009, I believe — is that correct — about 2009? Where we go beyond that will depend on the mine development, but our objective would be to sustain that. The great value of this combination of the two is the great resources of Inco, very good resources of Falconbridge with Nickel Rim South and Raglan which will grow, but it is fully utilizing those facilities, but the great mines that Inco has. So our objective would be to get to that level and sustain it. I believe that the number we showed may be a little bit lower in 2010 at this point, but very minimal, but the objective would be to sustain it. Of course, in that number, John, remember that only assumes I think 30% to 40% copper nickel separation. It does not assume that we are able to go to a higher level of nickel copper separation where we go to 80% or that level, I think, Mark Cutifani. And when you do that, what does that mean? That means you take our more copper at our Clarabell Mill. You send that additional copper to the Falconbridge facilities. You run more nickel through our smelter and, therefore, you get production higher than those levels. And as you can hear from Peter Goudie, we need that nickel given the fact that no new capacity is coming on.
John Tumazos:
I’d like to ask another question. Some of the Falconbridge projects are partly defined or partly engineered, such as Koniambo and Kabanga, El Pachon, Frieda River. What assumptions have you made concerning those projects, or is your acquisition analysis very concentrated on the Sudbury synergies?
Scott Hand:
The analysis that we have made right now really is that the businesses as they exist today are providing the returns that they offer into the future. Therefore, when you look at things like Koniambo, Kabanga, El Pachon, El Moro, etc., and, of course, remember Safford, Phelps Dodge in Arizona, those are icing on the cake in terms of better returns going forward and of course you have got a company of that size that has the financial muscle to be able to develop those projects. That is more benefit going forward.
Operator:
Nawojka Wachowiak, HSBC.

Nawojka Wachowiak:
Good morning, I just wanted to turn to Goro for a minute. There was some reference in your press release about the operating permit being revoked. I was just wondering whether you can walk us through the process and milestones that we should be looking for and the permitting process for Goro. Also you mentioned some minor changes in scope for the project; if you can just walk us through that, that would be great. Thank you.
Scott Hand:
On the operating permit, when we substantially changed the configuration of the plant, reduce the size by about 50% and made some other changes, that necessitated either an amended operating permit or a new operating permit. So we had already indicated and agreed with the South Province of New Caledonia that we would get a new operating permit. At the same time, an administrative ruling said some of the procedures were not followed and, therefore, the permit was canceled. We have that on appeal because we don’t think that was the correct decision, but leaving that aside, with the project configuration change we had to go for a new operating permit, anyway. It is quite normal in the French and New Caledonia system to not have the operating permit until you start up, and that wouldn’t be, as I said, until early 2008. We have all the construction permits and everything required to build the plant. My guess is we wouldn’t receive the operating permit — Ryan, you’re on the line there — from, I think, Brisbane by the end of 2007. But we are quite confident that we will get it. We’ll get it in an acceptable form. But we have to go through another process as we did for the first operating permit and we will do so. So we expected that we would have to do with the project configuration change, and we are doing that. As to the process changes, I really can’t — maybe Ron can elaborate on that. They’re really pretty minor. It’s not — the amount of capital for these process changes is not made big, but anytime you get the opportunity to improve the operation as you go through the engineering and learn more, you should do it when you’re building it, rather than later. And, of course, that is what we are doing. But maybe Ron Aelick, if you’d like to elaborate on what I have said.
Ron Aelick:
Thank you, Scott. Two comments on the operating permit. I would just mention that there was a normal two-year life of that permit and it would expire in October of ’06, at any rate. So we had previously started the process for a new operating permit and we will work our way through that. In terms of the scope changes, as Scott identified, they are relatively minor. An example of that was some work that we did on acid plants debottlenecking and we spent quite a bit of time looking at that process. We found with some minor changes, we could significantly enhance the performance of the acid plant. We also converted from kerosene to LPG in terms of direct heat for the autoclaves. When we looked at that process for relatively low-cost, we build in some reliability. So those are the types of scope changes. In the overall scope of the project, they are relatively minor.
Scott Hand:
Does that help you, Avoyka?
Nawojka Wachowiak:
That’s great. If I could just follow up with one thing. Do any of these changes potentially increase the rate at which you can ramp up the project or are we still looking at fairly low ramp up?
Scott Hand:
I’ll leave that to Ron Aelick.
Ron Aelick:
We have not changed the ramp-up schedule. What we’re looking at is what do we do to maintain reliability and create potential as we go forward but at this stage we have not looked at changing the ramp up schedule at all, so no change at this point.
Operator:
John Hill, Citigroup.
John Hill:
Good morning. I guess we really on this end can’t ask about the transactions, but I was curious also on Goro, following up on Nawojka’s questions. What is the status of the power plant right now? The early indications were that it has not been affected by the local incidents. Can you update us on how that power plant is and its importance to the next step of the project?

Scott Hand:
Ron Aelick, do you want to comment on that?
Ron Aelick:
Yes, the Prony Energy facility was impacted because it is within the bounds of the plant site, so it was impacted with the disruptions in terms of our inability to access the site for the three weeks that Scott talked about in the presentation. They have been ramping up slowly as have we. Having said that, they are moving along quite effectively. Their schedule will be impacted. They haven’t defined definitively how much it will be impacted, but we believe it will be impacted slightly. But it will match essentially what is happening with the larger project. The delays are not significant. Construction on site is progressing very well. It is the largest visible component on site now at the facility, and that will change soon as we start to move modules. Modules will start to arrive in the first week of August, and we have got the first structural steelwork starting to take place over the last couple of weeks on the Overland conveyor. So the combination of issues and items that are needed to feed the Prony Energy facility are underway and are on the critical path associated with providing the materials and the resources, both water, managing their wastewater and providing coal, for example. So all of that is traveling along quite nicely.
John Hill:
Great. And just to follow up on Goro. I mean there was a Wall Street Journal article last week that appeared to be very one-sided in terms of the characterization of the disposition and sentiment locally towards the project, and I was just wondering if you had any observations on that?
Scott Hand:
I don’t know that I would comment directly on the journalistic comments, but what I would say is that the vast majority of people in New Caledonia support the project. We have had some difficulties with a small cohort, Rheebu Nuu, and a group that has created some issues for us, but more than 2000 people, local New Caledonians, are working on the project, 2000 of the 2200. About 85% of those are New Caledonians. We are continuing to engage in dialogue and want to do so in a constructive manner. The government and people of New Caledonia see real benefit. The roundtable process that’s been launched has opened some dialogue and there is in agreement to continue to look for ways to continue the discussions and find solutions that meet the needs of the stakeholders, both the NGO groups, the local communities. We are here to be in business for a long-term. We have got a fabulous resource, if you look at the reserve resource base. We enjoy the support of a large component of the communities here and the characterization that were put in the Wall Street Journal, in some cases I think they were a little bit extreme and not completely representative of the environment in New Caledonia. — I think this was Scott Hand.
John Hill:
Thanks, Scott. Thanks, Ron.
Operator:
Kerry Smith, Haywood Securities.
Kerry Smith:
Thanks, operator. Scott, could you just provide a little bit more color on the union negotiations at Voisey’s Bay? When they started, how they’re going? Have there been any sort of demands from the union or issues that they have raised that might be an issue for you on a go-forward basis?
Scott Hand:
I will turn it over to Mark Cutifani to respond to that. All I would say is that this is the first contract for Voisey’s Bay. Labrador, I am referring now down in Argentia. When you do a new contract, it takes time because it is the first contract. We are always looking to do the right thing as we always do, fair compensation and a competitive operation, but, Mark, maybe you want to give some more details on that.

Mark Cutifani:
Thanks for the question. I would characterize the discussions as being cordial with the usual moments of tension. We had some early discussions on a couple of strategic issues that were both important for ourselves and the union, and we sorted through those and came up with resolutions. We are hitting the negotiations probably the final stretch over the next couple of weeks, and again we are in dialogue. The range of outcomes are, as you would expect, given the nature of operations in those areas and compared to our peers. So we think it is an engaged conversation. It’s getting a little tougher as you get closer to the end, but all of these go those ways. So I wouldn’t characterize them as anything less or more than you would expect.
Kerry Smith:
But you are expecting in the, say, three weeks that you would either reach an agreement or reach an impasse? Is that your expectation that, Mark?
Mark Cutifani:
I would think so, yes.
Kerry Smith:
And, Mark, maybe while I have got you on the line, just on the Voisey’s Bay’s shipments in Q3, you said on the call that you’d have 50 million pounds of copper that would be shipped into Q3, and what with the nickel shipments be like in Q3?
Mark Cutifani:
I didn’t catch the last part of your question.
Kerry Smith:
I was wondering what the nickel shipments would be in Q3 from Voisey’s Bay. You provided the 50 million pounds of copper, which is some back shipments, but what would the nickel shipments be like?
Mark Cutifani:
Well, let me talk about the second half in total for shipments. We have about 88 million pounds of Voisey’s Bay nickel scheduled for shipment this year, with only about 15 million pounds of that in the first half of the year. So we have got a very large component of the VBN nickel to be shipped in the second half of the year. I would expect that to be split fairly evenly over the two quarters.
Kerry Smith:
Sorry, just to make sure I heard that correctly. There was 88 million pounds to be shipped and you have shipped 15 in the first half and the rest would be evenly split.
Mark Cutifani:
That is correct, yes.
Kerry Smith:
Okay. Great. And just a general question for you, Bob, or for Scott. Do have any intention to put any sort of copper hedging in place in the current market?
Scott Hand:
We have no intention to hedge copper at this time or nickel, for that matter. We will not hedge nickel, and we have no intention to hedge copper.
Kerry Smith:
I knew you wouldn’t hedge the nickel. I was just wondering about the copper. And just a —
Scott Hand:
I think it’s pretty clear that either way we go, since this is a nickel copper company or copper nickel company. You can call what you want, but those are the two main metals, and we wouldn’t be hedging either one of them.

Kerry Smith:
And just one last question for Peter. Peter, are you surprised that the current spot nickel price level and do you see much influence in the market today by speculators?
Peter Goudie:
As far as where the price got to, if you recall, on June 22nd when the price was about $20,700, I indicated then that I believed the price had to go up again. The same as back in April conference call when the price was $17,000, I said very clearly and very strongly the price had to go up. We’re in a discovery process. As I have said, there is not sufficient nickel to meet demand. So we really are in a discovery process of finding out what price levels are required to pull demand in line with available supply. As we go to each (technical difficulty), we certainly get a point where the market becomes uncomfortable and pulls back from that. We have seen that again, and we saw it 70,000. We saw it about 22,000. Now we are seeing it again about the 27,000 and 28,000. The market will pull back. Anybody who has long positions has to be very carefully about taking a profit (indiscernible) and that would seem over the last couple of days, but as we go forward, there is still not sufficient nickel to meet what the underlying demand is. Therefore, the price has to remain at very high levels to pull demand back to the supply.
Kerry Smith:
And just one last question if I could quickly, Scott. You talked on Goro about meeting acceptable return, not the — sort of the north of $2 billion capital cost. Are you saying medium and long-term commodity price assumptions? I’m presuming the medium-term pricing would be what was given in the presentation with Phelps Dodge when you raised the last bit, but can you share with us what your long-term commodity price assumptions are today?
Scott Hand:
I can just be general, and I will say what I would say and I’ll Peter Goudie correct me. When we look at metals price, we kind of look at three bands. They’re near-term, medium-term, and longer-term. The easiest one to predict are obviously the near-term. And when you look at longer-term, I think the Street is sort of around $4, a little bit higher than $4 long-term, and they’ve been moving that price up. As I also said in my remarks, my view is, and I think that Peter would share this, to build a nickel project today, you need a nickel price of $4 to $4.50 to $5 a pound, and I think it is trending towards $5 five dollars a pound. The sticker shock that people are seeing on the nickel projects and will continue to see is, I would say, the minimum price $2.5 billion and probably rising. So if you look at where we are, we are somewhere between the Street estimate and that longer-term estimate as to what we would use for longer-term nickel prices. Peter, would you want to elaborate on that?
Peter Goudie:
Sure. I think it is important to divide the future up, as Scott has said, and I think one of the things we are seeing the nickel industry today is the continued push back of the timing of the new projects that people are talking about. And therefore, we can have a fairly clear understanding of what the potential supply is going to be, certainly up to about 2010. And if you look at what that potential supply could be and you think about what the underlying demand should be coming, of course, above the — drive is from places like China and India. As we have said many times before, with very large populations moving into income levels that are able to demand products and the infrastructure that requires large amounts nickel. There really — we believe very firmly that there is not enough nickel over that timeframe. So your prices are going to have to remain quite high. Then when you get out into the longer ranges, as Scott said, what price is required to enable you to build a new plant. That is certainly getting up towards the $5 per pound, as the capital cost for building these plants — especially what you’re dealing with lower grade (indiscernible) ores, is certainly much more expensive than it was in the past.
Scott Hand:
Does that (indiscernible), Kerry.
Kerry Smith:
Yes. That’s great. Thank you very much, guys.

Operator:
Sanil Daptardar, Sentinal Asset Management.
Sanil Daptardar:
You mentioned about the (indiscernible) growth in 2006 as 10.1%. Now this had such a strong growth, is it possible or are we able to assume that in 2007, we may expect some kind of inventory correction in the [stand of two] market if there is some kind of an ore supply?
Unidentified Company Representative:
I certainly don’t expect that. Remember the 10.1% in 2006 is coming from a negative 1% growth in 2005. What we saw in 2005 was the correction in stainless steel production was [exceptive] and brought the inventory stainless steel down to an extremely low level. Part of the increase in production in 2006 is not only to provide the stainless steel that is required, but is to rebuild the inventory that is required to enable that stainless steel to meet the market demand.
Unidentified Speaker:
Multiple speakers.
Unidentified Company Representative:
Multiple speakers.
Sanil Daptardar:
You expect a further continuation of the crude — with 5% in the case?
Peter Goudie:
I think you would be (technical difficulty) 4 to 5. I think with the growth in industrial production, the growth in places like China, you think about the historical trend line of stainless steel production is around 6%. I think the requirements in ’07 and ’08 are certainly going to be in excess of that historical trend.
Sanil Daptardar:
You just mentioned about that you have fairly good visibility on the supply of nickel till 2010. So does that mean that because of new projects are more difficult to build, you expect the deficit situation to continue until 2010, or you expect some kind of supply, moderate surplus toward the latter end of the decade?
Peter Goudie:
I didn’t quite catch all of that, but I will try and answer what I think you are asking. If there was an unexpected new project announced very soon, that project would not have nickel available for the market until, I would believe, after 2010, taking into account the length of time it takes to develop a new project these days. So we do have a clear visibility of at least 2010 that the clear — visibility — the ability of what the upside potential supply is. Any surprises between now and 2010, I would suggest are going to be on the downside of supply. If any of the projects have more difficulty in going through the construction (indiscernible) stage or if there is anything that extends the timeline, you are not going to get surprises that result in increased supplies. The only surprise is going to be on decrease supplies.
Sanil Daptardar:
One last question, on the new development from Xstrata. Obviously, since you have a fairly good feel for the nickel market going into 2010, Falconbridge is very important for you now. It is also logical that you might be extending your offer or increasing raising the bid for Falconbridge in that case. Do you think that Phelps Dodge would be willing to do so for bidding for Inco in that case or if you are not successful in acquiring Falconbridge, would you be able — would you be just more merging with Phelps Dodge?
Scott Hand:
You asked a lot of questions and I didn’t hear it very well because you’re not coming through very well. Three things. Number one, we have got a great offer out there. Cash up front, participating in a great company, and we are clear to go July 27 full stop. Secondly, if we are not successful in acquiring Falconbridge, but I expect that we will, but if we are not, the Phelps Dodge Inco combination creates a great company going forward.

Operator:
(OPERATOR INSTRUCTIONS). David Charles, GMP Securities.
David Charles:
Good morning. I just have a quick point to go. I don’t really want to test on this. Clearly, the risk long-term goal has increased over the last several months, not the least of which was the fact that the operating permit has been revoked. I am just wondering how you as a management team and the board at Inco handle the fact that you’re going to spend maybe $2.2 billion plus on a project where you don’t have an operating permit and what you — what strategies may be in place that will make investors and the board more comfortable with that type of a view.
Scott Hand:
You put out a number there. I am not saying what the number will be for the project. We’ll have that in September or October. Secondly, we have got a very good team in New Caledonia. We have very good cooperation with the government of the South Province. I speak on a regular basis with President Gomes, the President of South Province. We have very good support from the government of France. As I said to you, or I said on the call, it is quite normal not to have the operating permit until you start up. We know what the requirements are. We know the areas that we have to address and, therefore, we are very confident that we are going to have a great project in New Caledonia. Have we had challenges? Yes. Are all major resource projects having challenges these days? The answer is yes. In jurisdictions of the world where mining companies have to go to develop new resources, New Caledonia is one, but there are lots of other ones around the world. As I always say, Harry Truman said, “If you can’t stand the heat, get out of the kitchen.” We can take the heat. We are dealing with it properly. This is going to be a great long-term project and the world needs this nickel. And so we are confident, David, that we are okay. We have had a lot of discussions with the board. We remain in continued contact with government authorities both in New Caledonia and France. We have their support and we will succeed. Ron, do you want to add to that?
Ron Aelick:
Scot, I would say that you summed it up quite nicely. We do believe that we understand what is required. We are in a position to meet all of the requirements necessary to establish an operating permit and the practicing norm, as Scott has described, is that it is common to get to the stage where you are ready to operate and have the permit issued at that stage. We have got all of the parameters in place. We have got a lot of work to do in terms of just detailing all of the issues. The other component is that this is the largest project that has ever been executed in New Caledonia. So there is some apprehension and concern in trying to learn and understand the permitting process for a project of this scale is quite new in New Caledonia, and we are working through with the authorities as we work our way through. We will get an operating permit and we will deliver a very successful project.
David Charles:
I suppose then, as I understand it, that you feel that the risk of you being held for ransom by the New Caledonia government for something, let’s say, fiscal changes in the fiscal environment or something like that is very low and that you’re very happy that you can move forward on goal right away?
Scott Hand:
The New Caledonia government has no interest in doing that. The program for New Caledonia, it’s supported by the government of France, is to achieve greater economic independence. There are only two areas that — there’s probably some others, but the two major areas are nickel mining and tourism. I guess to a lesser degree things like shrimp farming and things like that. But nickel investment going for, not just Goro, Koniambo in the North and other projects that is key for the future economic growth of New Caledonia, and it is a key object of the governments of New Caledonia — the government of New Caledonia in the South and North provinces and the Loyalty Islands and the French government. So for someone to be held up for ransom, that would drive investment in New Caledonia very quickly and they understand that they have to have economic and successful investment to be able to get further investment and they need it in nickel, so it would be shooting yourself in the foot, and I don’t they won’t do that, to be holding people up for ransom. That is out their intent. Their intent is to get this investment and to get more investment in New Caledonia.

David Charles:
Excellent. Thanks very much.
Operator:
Mr. Hand, there are no further questions. I would now like to turn the conference back to you. Please continue with your presentation or closing remarks.
Scott Hand:
Thank you very much for our early conference call. Glad to see that our financial people can get things out a week early this year. We’re getting better with all those Sarbanes-Oxley challenges, but they did a great job and I want to thank them. Great earnings and we expect a great second half. The strongest nickel market we have ever seen. You heard that from Peter Goudie and it will continue. We have got a record consistent reliable production across our operations. Voisey’s Bay is onstream. Goro and PT Inco are on the way in a market that you heard from Peter Goudie needs more nickel supplied. That is the challenge in the nickel industry, supply. And if you believe in the stronger for longer, and if you believe in China, the best option for Falconbridge shareholders is to tender on July 27th and participate in the new Phelps Dodge Inco. We are ready. We are willing and we are able to take up the shares up. Our offer is clear. There are no conditions and no investment Canada, no shareholder approval at this point, and not some good subject to the uncertainties of Falconbridge shareholders will have to face after July 27th. So I say, don’t wait. Join with us and tender on July 27th. Thank you very much.
Operator:
Thank you. Ladies and gentlemen, that does conclude today’s conference call. We thank you for your participation and ask that you please disconnect your lines.

Cautionary Statement Regarding Forward-Looking Statements
This presentation contains forward-looking statements regarding Inco, including Inco’s offer to purchase all of the common shares of Falconbridge Limited, Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the anticipated timing of achievement of milestones in the regulatory clearance process, the consideration payable pursuant to Inco’s increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge, anticipated financial or operating performance, and strategies, objectives, goals and targets of the combined company, and forward-looking statements regarding Inco alone, including anticipated financial or operating performance, the Inco’s costs on a stand-alone basis, its position as a low-cost producer of nickel, production levels for nickel, copper and platinum-group metals for its third quarter and full year 2006 for Inco as a whole and at its Indonesian, Voisey’s Bay and other Canadian operations, nickel market conditions and nickel demand and supply in China and other geographical end-use markets, including for nickel-containing stainless steels, premiums realized on its metals prices, nickel unit cash cost of sales after by-product credits, third party toll smelting and refining arrangements, production costs on its own mine production, nickel inventories, its financial results, including adjusted net earnings per share on a diluted basis, cash flow from operations, cash generation, the effect on and sensitivity of financial results to changes in nickel and other metal prices, exchange rates, energy and other costs and its common share price, cost reduction and related savings objectives, construction, commissioning, initial start-up, and other schedules, capital costs and other aspects of its Goro project, arrangements covering copper production and sales, capital expenditures at the Company’s growth projects, overall capital expenditures, contributions from shareholders and government programs and other external sources of funds, and governmental clearances or approvals required, for its growth projects, tax payments, planned maintenance and other shutdowns and subsequent start-ups at certain operations, new collective labour agreements, including the risk of a disruption or work stoppage, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties, assumptions and other factors well beyond Inco’s ability to control or predict.
Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, the risk that Inco’s offer for Falconbridge will be unsuccessful for any reason, Inco may not meet the other remaining conditions of its offer, Inco may not realize the anticipated annualized benefits and operational and other synergies and cost savings from the acquisition or related divestitures, restructurings, integration and other initiatives associated with the planned combination of Inco and Falconbridge and Inco may realize unanticipated costs and/or delays or difficulties relating to such integration, the risk that the proposed Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason, and such other risks relating to Inco as business and economic conditions in the principal markets for Inco’s products, the supply, demand and prices for metals to be produced, purchased nickel intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products Inco produces, developments concerning labour relations, the Company’s deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in Inco’s common share price, the capital costs, scope, schedule, required permitting, potential disruptions and other key aspects of the Goro project, the timing of receipt of all necessary permits and governmental, regulatory and other clearances or approvals, and engineering and construction timetables, for the Goro project, the necessary shareholder and government program sources of financing for the Goro and other projects, political unrest or instability in countries or territories such as Indonesia and New Caledonia, risks involved in mining, processing and exploration activities, research and development activities, the accuracy of our estimated mineral/ore reserves and/or mineral resources, resolution of environmental and other proceedings and the impact of various environmental regulations and initiatives, market competition, the ability to continue to pay quarterly cash dividends in such amounts as Inco’s Board of Directors may determine in light of other uses for such funds and other factors, and other risk factors listed from time to time in the Inco’s, Falconbridge’s and Phelps Dodge’s reports filed with the U.S. Securities and Exchange Commission. Accordingly, readers should not place undue reliance on any forward-looking statements. The forward-looking statements included in this release represent Inco’s views as of the date of this presentation. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this presentation.
Forward-looking statements are based on a number of assumptions which may prove to be incorrect. Such assumptions include, but are not limited to, the timing, steps to be taken and completion of Inco’s offer to acquire all of the common shares of Falconbridge, including the financing required for the offer, the timing, steps to be taken and completion of the proposed Inco-Phelps Dodge arrangement transaction, estimates on the U.S. dollar-Canadian dollar exchange rate for 2006, global industrial production and in key geographic markets, interest rates, global nickel and other metals demand and supply and in key geographical markets, and growth in the key end-use markets for the metals produced by Inco, that Inco would not have any labour, equipment or other disruptions at any of our operations of any significance in 2006 other than any planned maintenance or similar shutdowns and that any third parties which we are relying on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.

Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005 and July 14, 2006, registration statements on Form F-8, which include Inco’s offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.

Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco’s, Falconbridge’s and Phelps Dodge’s other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco’s media or investor relations departments.